UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Information contained in this report

As disclosed previously, on March 13, 2025, April 1, 2025 and July 17, 2025 WANG & LEE GROUP, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with ALLIED WORLDWIDE INDUSTRIES LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (“Solar HK”) (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (the “Consideration”), which shall be satisfied upon completion, through the issuance of a convertible note (the “Original Note”, as amended, the “Notes”) by the Company to the Vendor. The Note will become due on March 30, 2030 (the “Maturity Date”). Subject to the terms therein, the Vendor is entitled to convert the entire or a portion of the Note into the ordinary shares of the Company at the per share price (the “Conversion Price”) at 80% of the trading price of the last trading day prior to the conversion date (the “Current Market Price”) and the conversion price shall in no event be less than the floor price of US$0.3. The remaining amount of the Note will automatically convert into the ordinary shares of the Company on the Maturity Date.

On August 8, 2025, the Company entered into an amendment to the Agreement (the “Amendment) with the Vendor. Under the Amendment, the consideration shall be paid by cash consideration of HK$15,000,000 to the Vendor and the transaction shall be completed within 5 business days of the execution of the Amendment. In consideration of the Amendment, the Vendor shall terminate the Notes. The Vendor did not convert any amount under the Note prior to the Amendment.

The foregoing descriptions of the Note do not purport to be complete and are qualified in their entirety by reference to the Amendment, which is filed as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Amendment to Sale and Purchase Agreement, dated August 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer